Christopher J. Madin Vice President, Corporate Counsel The Prudential Insurance Company of America 280 Trumbull Street Hartford, CT 06103 (860) 534-6087 christopher.madin@prudential.com
April 23, 2021

Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:
Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey Variable Insurance Account
Form N-6 Pre-Effective Amendment No. 1 to Registration No. 333-253930 and Amendment No. 2 to Registration No. 811-03646

Mr. Zapata:

On March 5, 2021, Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) filed an initial registration statement on Form N-6 relating to Pruco Life of New Jersey’s Variable Life Insurance. This product, which is no longer offered for sale, was originally filed on Form S-6 and has been converted to the new Form N-6 to comply with the recent adoption of Rule 498A.

This amendment includes required exhibits and financial statements and reflects changes previously disclosed to Staff that the company made in response to the Staff’s comments, which were provided in a telephone conversation on April 7, 2021, and our telephone conversations on April 19, 2021, and April 20, 2021.

Pursuant to Rule 461 under the Securities Act of 1933, Pruco Life of New Jersey, depositor for the registrant under the above-referenced registration statement, and Pruco Securities, LLC, principal underwriter for the registered securities, respectfully requests acceleration of the above-referenced registration statement so that it is declared effective by April 28, 2021.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (860) 534-6087 (office) or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	April 23, 2021

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company of New Jersey	Date

/s/ Jordan K. Thomsen	April 23, 2021

Jordan K. Thomsen Assistant Secretary Pruco Securities, LLC	Date

via EDGAR